JOHN S. MARTEN 312-609-7753 jmarten@vedderprice.com

May 23, 2008

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Attn: John Grzeskiewicz

Re:	DWS Value Series, Inc. (the “Registrant”); File No. 811-05385

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-150123) relating to the issuance of shares in connection with the merger of DWS Small Cap Value Fund (“Small Cap Fund”), a series of DWS Securities Trust (File No. 811-02021) into DWS Dreman Mid Cap Value Fund, a series of the Registrant (the “Merger”).

On or about May 23, 2008, the Registrant will be filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders of Small Cap Fund will be held on July 10, 2008. Accordingly, we plan to mail the proxy materials to Small Cap Fund shareholders around May 29, 2008.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (312) 609-7753.

Sincerely,

/s/ John S. Marten

JSM

Enclosures